UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

March 23, 2020

United Bankshares, Inc.

(Exact name of registrant as specified in its charter)

West Virginia	No. 002-86947	55-0641179
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301
(Address of Principal Executive Offices)

(304) 424-8800

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $2.50 per share	UBSI	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On March 23, 2020, United Bankshares, Inc., a West Virginia corporation (“United”), issued a press release announcing that, due to the emerging public health impact of the coronavirus (COVID-19) pandemic, the location of United’s special meeting of stockholders to be held on Thursday, April 2, 2020 at 10:00 a.m. Eastern Time (the “Special Meeting”) has been changed and will be held in a virtual meeting format only. The purpose of the Special Meeting is to consider and vote on certain proposals relating to the previously announced Agreement and Plan of Merger, dated as of November 17, 2019, by and between United and Carolina Financial Corporation (“Carolina Financial”), pursuant to which Carolina Financial will be merged with and into United (the “Merger”), with United surviving the Merger. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Attached as Exhibit 99.2 is a copy of the Notice of Change of Location of Special Meeting of Stockholders of United that is being mailed on or about March 23, 2020 to United’s stockholders of record as of the close of business on February 5, 2020.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

99.1	Press Release, dated March 23, 2020 issued by United Bankshares, Inc.

99.2	Notice of Change of Location of Special Meeting of Stockholders of United Bankshares, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This Form 8-K and the press release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the Merger between Carolina Financial and United, including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) United’s and Carolina Financial’s plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of United and Carolina Financial and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of United and Carolina Financial. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of United and Carolina Financial may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the negative impact on income to United and Carolina Financial and the United States economy resulting from the coronavirus (COVID-19) pandemic; (5) the stockholders of United and Carolina Financial may fail to approve the Merger; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which United and Carolina Financial are engaged; (7) changes in the interest rate environment may compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in United’s and Carolina Financial’s markets could adversely affect operations; (10) reputational risk and the reaction of the parties’ customers to the Merger, (11) the dilution caused by United’s issuance of additional shares of its common stock in the Merger, and (12) an economic slowdown could adversely affect credit quality and loan originations. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Carolina Financial’s and United’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC’s Internet site (http://www.sec.gov).

United and Carolina Financial caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to United or Carolina Financial or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. United and Carolina Financial do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information About the Merger and Where to Find It

In connection with the proposed transaction, on February 7, 2020, United filed with the SEC an amendment to the registration statement originally filed on January 16, 2020, which includes a prospectus of United and a joint proxy statement of United and Carolina Financial. The registration statement was declared effective by the SEC on February 11, 2020 and the joint proxy statement/prospectus has been mailed to United’s and Carolina Financial’s stockholders. Stockholders of United and Carolina Financial and other investors are urged to read the joint proxy statement/prospectus that was included in the registration statement on Form S-4 that United filed with the Securities and Exchange Commission in connection with the proposed Merger because it contains important information about United, Carolina Financial, the Merger, the persons soliciting proxies in the Merger and their interests in the Merger and related matters. Investors are able to obtain all documents filed with the SEC by United free of charge at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by United will be available free of charge from the Corporate Secretary of United Bankshares, Inc., 514 Market Street, Parkersburg, West Virginia 26101 telephone (304) 424-8800. The joint proxy statement/prospectus and the other documents may also be obtained for free by accessing United’s website at www.ubsi-inc.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by accessing Carolina Financial’s website at www.haveanicebank.com under the tab “Investor Relations” and then under the heading “SEC Filings”. You are urged to read the joint proxy statement/prospectus carefully before making a decision concerning the Merger.

Participants in the Transactions

United, Carolina Financial and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from United’s and Carolina Financial’s stockholders in favor of the Merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the United and Carolina Financial stockholders in connection with the proposed Merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

You can find information about the executive officers and directors of United in its Annual Report on Form 10-K for the year ended December 31, 2019 and in its definitive proxy statement filed with the SEC on March 29, 2019. You can find information about Carolina Financial’s executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2019 and in its definitive proxy statement filed with the SEC on March 22, 2019. You can obtain free copies of these documents from United or Carolina Financial using the contact information above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED BANKSHARES, INC.

Date: March 23, 2020	By: /s/ W. Mark Tatterson
W. Mark Tatterson, Executive Vice
President and Chief Financial Officer